Exhibit 99.1
GLASS HOUSE BRANDS INC.
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF
MARCH 31, 2026 AND DECEMBER 31, 2025
AND FOR THE THREE MONTHS ENDED
MARCH 31, 2026 AND 2025

GLASS HOUSE BRANDS INC.
Table of Contents

Page(s)
Unaudited Condensed Interim Consolidated Balance Sheets	1
Unaudited Condensed Interim Consolidated Statements of Operations	2
Unaudited Condensed Interim Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity	3 - 4
Unaudited Condensed Interim Consolidated Statements of Cash Flows	5 - 6
Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 – 34

GLASS HOUSE BRANDS INC.
Unaudited Condensed Consolidated Balance Sheets
(Amounts Expressed in United States Dollars in Thousands, Except Par Value and Share Data, Unless Otherwise Stated)

	March 31, 2026	December 31, 2025
ASSETS
Current Assets:
Cash	$24,427	$19,850
Accounts Receivable, Net	6,441	4,417
Income Taxes Receivable	766	791
Prepaid Expenses and Other Current Assets	11,181	15,664
Inventory	31,537	26,227
Notes Receivable	—	800
Total Current Assets	74,352	67,749
Operating Lease Right-of-Use Assets, Net	4,131	3,875
Finance Lease Right-of-Use Assets, Net	1,830	2,036
Property, Plant and Equipment, Net	229,479	228,760
Intangible Assets, Net	11,626	11,577
Restricted Cash, Net of Current Portion	3,500	3,500
Other Assets	435	1,060
TOTAL ASSETS	$325,353	$318,557
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$38,067	$35,970
Current Portion of Operating Lease Liabilities	1,303	1,116
Current Portion of Finance Lease Liabilities	799	836
Current Portion of Notes Payable	38	37
Total Current Liabilities	40,207	37,959
Operating Lease Liabilities, Net of Current Portion	2,933	2,868
Finance Lease Liabilities, Net of Current Portion	909	1,086
Other Non-Current Liabilities	36,037	33,413
Notes Payable, Net of Current Portion	67,819	68,629
TOTAL LIABILITIES	147,905	143,955
MEZZANINE EQUITY:
GH Group, Inc. Preferred Series D Shares ($0.00001 par value, 15,000 shares authorized, 15,000 shares issued and outstanding as of March 31, 2026 and December 31, 2025)	15,000	15,000
GH Group, Inc. Series E Convertible Preferred Shares ($0.00001 par value, 80,000 shares authorized, 77,500 shares issued and outstanding as of March 31, 2026 and December 31, 2025)	77,500	77,500
SHAREHOLDERS’ EQUITY:
Multiple Voting Shares (no par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of March 31, 2026 and December 31, 2025)	—	—
Subordinate Voting Shares (no par value, unlimited shares authorized, 78,296,141 and 75,282,908 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively)	—	—
Exchangeable Shares (no par value, unlimited shares authorized, 6,366,732 and 6,445,878 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively)	—	—
Additional Paid-In Capital	314,075	294,011
Accumulated Deficit	(237,207)	(220,075)
Total Shareholders’ Equity Attributable to the Company	76,868	73,936
Non-Controlling Interest	8,080	8,166
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	177,448	174,602
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$325,353	$318,557
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Operations
(Amounts Expressed in United States Dollars in Thousands, Except Share and Per Share Data, Unless Otherwise Stated)

	Three Months Ended
	March 31,
	2026	2025
Revenues, Net	$40,515	$44,818
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	30,499	24,753
Gross Profit	10,016	20,065
Operating Expenses:
General and Administrative	16,950	15,083
Sales and Marketing	529	687
Professional Fees	2,865	1,668
Depreciation and Amortization	4,022	3,837
Impairment Expense for Intangible Assets	—	1,900
Total Operating Expenses	24,366	23,175
Loss from Operations	(14,350)	(3,110)
Other (Income) Expense:
Interest Expense	1,295	2,276
Interest Income	—	(288)
Gain on Equity Method Investments	—	(40)
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	(409)	1,733
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	(95)
Loss on Extinguishment of Debt	—	292
Other (Income) Expense, Net	(1,288)	92
Total Other (Income) Expense, Net	(402)	3,970
Loss From Operations Before Provision for Income Taxes	(13,948)	(7,080)
Provision for Income Taxes	3,058	2,928
Net Loss	(17,006)	(10,008)
Net Income to Non-Controlling Interest	126	52
Net Loss Attributable to the Company	$(17,132)	$(10,060)

Loss Per Share - Basic	$(0.23)	$(0.18)
Loss Per Share - Diluted	$(0.23)	$(0.18)

Weighted-Average Shares Outstanding - Basic	87,122,436	81,144,495
Weighted-Average Shares Outstanding - Diluted	87,122,436	81,144,495
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchange- able Voting Shares	Additional Paid-In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Equity Preferred Series D	Mezzanine Equity Preferred Series E	Non-Controlling Interest	TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
BALANCE AS OF DECEMBER 31, 2025	4,754,979	75,282,908	6,445,878	$294,011	$(220,075)	$73,936	$15,000	$77,500	$8,166	$174,602
Net Income (Loss)	—	—	—	—	(17,132)	(17,132)	—	—	126	(17,006)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	4,243	—	4,243	—	—	—	4,243
Shares Issued for Exercise of Warrants	—	136,858	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	79,146	(79,146)	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	598,402	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	112,090	—	350	—	350	—	—	—	350
Shares Issued for At-the-Market Program	—	2,086,737	—	18,359	—	18,359	—	—	—	18,359
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	(212)	(212)
Dividends - Preferred Shareholders	—	—	—	(2,888)	—	(2,888)	—	—	—	(2,888)
BALANCE AS OF MARCH 31, 2026	4,754,979	78,296,141	6,366,732	$314,075	$(237,207)	$76,868	$15,000	$77,500	$8,080	$177,448
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Mezzanine Equity and Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchange- able Voting Shares	Additional Paid-In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Equity Preferred Series B		Mezzanine Equity Preferred Series C		Mezzanine Equity Preferred Series D		Non-Controlling Interest	TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
BALANCE AS OF DECEMBER 31, 2024	4,754,979	69,888,086	7,017,866	$306,652	$(190,416)	$116,236	$65,084		$6,279		$15,000		$(38,544)	$164,055
Net Income (Loss)	—	—	—	—	(10,060)	(10,060)	—		—		—		52	(10,008)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	2,105	—	2,105	—		—		—		—	2,105
Contingent Shares Payable in Connection with Camarillo Acquisition	—	—	—	20,265	—	20,265	—		—		—		—	20,265
Shares Issued for Conversion of Exchangeable Shares	—	128,842	(128,842)	—	—	—	—		—		—		—	—
Shares Issued for Vesting of Restricted Stock Units	—	466,181	—	—	—	—	—		—		—		—	—
Shares Issued for Exercise of Options	—	26,604	—	82	—	82	—		—		—		—	82
Shares Issued for Payment of Interest on Convertible Debentures	—	8,495	—	—	—	—	—	—	—	—	—	—	—	—
Dividends - Preferred Shareholders	—	—	—	—	—	—	2,411		228		—		(4,577)	(1,938)
BALANCE AS OF MARCH 31, 2025	4,754,979	70,518,208	6,889,024	$329,104	$(200,476)	$128,628	$67,495		$6,507		$15,000		$(43,069)	$174,561
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Three Months Ended
	March 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(17,006)	$(10,008)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:
Bad Debt Expense, Net of Recoveries	(128)	(67)
Interest Capitalized	(422)	—
Depreciation and Amortization	4,022	3,837
Gain on Equity Method Investments	—	(40)
Impairment Expense for Intangible Assets	—	1,900
Non-Cash Operating Lease Costs	275	418
Loss on Extinguishment of Debt	—	292
Accretion of Debt Discount and Loan Origination Fees	44	237
Gain on Foreign Currency Debt Remeasurement	(1,271)	—
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	(409)	1,733
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	(95)
Share-Based Compensation	4,523	2,105
Changes in Operating Assets and Liabilities:
Accounts Receivable	(2,096)	(1,424)
Income Taxes Receivable	25	—
Prepaid Expenses and Other Current Assets	1,455	1,086
Inventory	(5,310)	(1,430)
Other Assets	(14)	2,062
Accounts Payable and Accrued Liabilities	1,855	(587)
Interest Payments on Finance Leases	(52)	(71)
Income Taxes Payable	—	27
Operating Lease Liabilities	(279)	(405)
Other Non-Current Liabilities	3,033	2,901
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(11,755)	2,471
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(3,546)	(6,695)
Proceeds from Note Receivable	800	—
NET CASH USED IN INVESTING ACTIVITIES	(2,746)	(6,695)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of At-the-Money Shares	22,302	—
Proceeds from the Issuance of Notes Payable	—	49,140
Payments for Debt Modification Fees	(250)	—
Payments on Finance Leases	(214)	(300)
Payments on Notes Payable	(10)	(42,068)
Cash Received for Exercise of Options and Warrants	350	82
Distributions to Non-Controlling Interest Holders	(212)	—
Distributions to Preferred Shareholders	(2,888)	(1,938)
NET CASH PROVIDED BY FINANCING ACTIVITIES	19,078	4,916
NET INCREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	4,577	692
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	23,350	36,923
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$27,927	$37,615
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Three Months Ended
	March 31,
	2026	2025
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$1,134	$876
Non-Cash Investing and Financing Activities:
Notes Payable Issued for the Purchase of Property and Equipment	1,120	—
Receipt of Intellectual Property License in Settlement of Note Receivable	200	—
Contingent Shares Payable in Connection with Camarillo Acquisition	—	20,265
Recognition of Right-of-Use Assets for Finance Leases	—	48
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.    NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. As of March 31, 2026, the Company is a vertically integrated cannabis company that generates cannabis revenue in the state of California and has a certain intellectual property licensing agreement in Florida. The Company, through its subsidiaries, cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores and provides dispensary operation management services in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares,” and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and certain common share purchase warrants (the “Listed Warrants”) are listed on Cboe Canada, trading under the symbols “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF,” respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8, Canada.
Liquidity
Historically, the Company’s primary source of liquidity has been from its operations, capital contributions made by equity investors and preferred equity investors, and debt issuances. The Company is meeting its operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the three months ended March 31, 2026, the Company had an accumulated deficit of $237.2 million, a net loss attributable to the Company of $17.1 million and net cash used in operating activities of $11.8 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due for at least the next 12 months.
The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. The Company expects to continue to finance its operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.
The significant accounting policies and critical estimates applied by the Company in these unaudited condensed interim consolidated financial statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025, and the accompanying notes (the “Unaudited Condensed Interim Consolidated Financial Statements”), are the same as those applied in the Company’s audited consolidated financial statements and accompanying notes for the years ended December 31, 2025 and 2024 (the “Consolidated Financial Statements”), unless disclosed otherwise below. The Consolidated Financial Statements filed on March 24, 2026, can be found on the Company’s SEDAR+ profile at www.sedarplus.ca.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.
All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of March 31, 2026 and December 31, 2025, the consolidated results of operations for the three months ended March 31, 2026 and 2025 and cash flows for the three months ended March 31, 2026 and 2025 have been included.
The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025, and the related notes thereto, and have been prepared using the same accounting policies described therein.
Basis of Consolidation
These Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in Accounting Standards Codification (“ASC”) 810, Consolidation. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
Restricted Cash
Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of March 31, 2026 and December 31, 2025, restricted cash was $3.5 million in each period which is held in escrow accounts and used as an interest reserve primarily for the Senior Secured Credit Facility (as defined below). See Note 11 – Notes Payable and Convertible Debentures for further discussion.
Accounts Receivable
The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the Unaudited Condensed Consolidated Interim Balance Sheets, net of an allowance for credit losses. The Company analyzes the aging of accounts receivable, historical credit losses, customer creditworthiness and current economic trends in determining the allowance for credit losses. The Company does not accrue interest receivable on past due accounts receivable.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Accounts receivable, net is as follows (in thousands):

	March 31, 2026	December 31, 2025
Accounts Receivable Amortized Cost	$6,796	$4,831
Allowance for Credit Losses	(355)	(414)
Accounts Receivable, Net	$6,441	$4,417
The following table summarizes the changes in the allowance for credit losses for accounts receivable (in thousands):

	Three Months Ended
	March 31,
	2026	2025
Balance, Beginning of Period	$(414)	$(472)
(Provision for) Benefit from Expected Credit Losses	(72)	69
Write-offs	131	31
Balance, End of Period	$(355)	$(372)
Interest Rate Derivative
The Company utilizes an interest rate swap, expiring on February 28, 2030, to manage its exposure to variability in future cash flows from interest rate fluctuations on its Senior Secured Credit Facility (as defined below). This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815, Derivatives and Hedging. The Company has not designated this contract for hedge accounting.
The interest rate swap is recorded at fair value within other non-current liabilities on the Unaudited Condensed Consolidated Interim Balance Sheet and changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Unaudited Condensed Consolidated Interim Statement of Operations. The Company’s policy is not to enter into derivative instruments for trading or speculative purposes. Cash flows resulting from this derivative instrument are included within net cash provided by (used in) operating activities on the Unaudited Condensed Consolidated Interim Statement of Cash Flows.
The Company’s interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap.
Employee Retention Tax Credits
On March 27, 2020, the U.S. government enacted the Coronavirus Aid Relief and Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit (“ERC”). As there is no authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Since the filing of the ERCs through March 31, 2026, the Company filed with the Internal Revenue Service credits totaling $11.6 million during the year ended December 31, 2023. During the three months ended March 31, 2026, no amounts were received. During the year ended December 31, 2025, $9.6 million was received, of which $1.4 million was accrued for interest. The Company will not recognize the remaining amount of $3.0 million claimed as of March 31, 2026 until it has been determined that the Company has reasonable assurance that the credits will be realized.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Earnings and Loss per Share
The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures are anti-dilutive. Diluted earnings per share includes shares related to stock-based award plans, warrants and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible preferred shares and convertible debentures. See Note 15 – Loss Per Share for further information.
Segmented Information
The Company currently operates in three reportable segments which are retail, wholesale biomass and cannabis-related consumer packaged goods (“CPG”). The retail segment includes Company owned and operated retail cannabis stores in the state of California and dispensary operation management services. The wholesale biomass segment includes the propagation, nursery, flowering canopy, drying, processing and distribution of cannabis biomass. The CPG segment includes the manufacturing, extraction, infusion, conversion, packaging and distribution of the Company’s branded cannabis products. Certain economic characteristics such as production processes, types of products, classes of customers, as well as distribution models differ between segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. As of March 31, 2026, all of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation. See Note 19 – Segment Information for further information.
Recently Adopted Accounting Pronouncements
ASU 2025-05
In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. The Company adopted ASU 2025-05 on January 1, 2026. The adoption of the standard did not have a material impact on the Unaudited Condensed Interim Consolidated Financial Statements.
ASU 2024-04
In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments. ASU 2024-04 clarifies requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. To account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. The Company adopted ASU 2024-04 on January 1, 2026. The adoption of the standard did not have a material impact on the Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Recent Accounting Pronouncements Not Yet Adopted
ASU 2026-01
In April 2026, the FASB issued ASU 20226-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. ASU 2026-01 requires paid-in-kind (“PIK”) dividends on equity-classified preferred stock, including preferred stock classified as temporary equity, to be initially measured based on the PIK dividend rate stated in the preferred stock agreement. ASU 2026-01 is effective for the Company beginning in the first quarter of 2027, with early adoption permitted, and may be applied either prospectively or on a modified retrospective basis. The Company is currently evaluating the impact that the adoption of this guidance will have on its Consolidated Financial Statements.
ASU 2025-12
In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 includes amendments that clarify, correct, or make minor improvements to a variety of topics in the FASB Accounting Standards Codification. The amendments are intended to improve the clarity and consistency of the codification and are not expected to result in significant changes to existing accounting practice. ASU 2025-12 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-12 may be applied either prospectively or retrospectively, depending on the specific amendment. The Company does not expect the adoption of this standard to have a material impact on the Consolidated Financial Statements.
ASU 2025-11
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 improves the guidance in ASC 270 by clarifying the applicability of interim reporting requirements, improving the organization and navigability of required interim disclosures, and adding a disclosure principle that requires entities to disclose events since the end of the most recent annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for the Company beginning in the first quarter of 2028. Early adoption is permitted. ASU 2025-11 may be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
ASU 2025-10
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. ASU 2025-10 establishes authoritative recognition, measurement, presentation, and disclosure guidance in ASC 832 for government grants received by business entities, including guidance on the timing of recognition and the classification of grants related to assets and grants related to income. ASU 2025-10 is effective for the Company beginning in the first quarter of 2029. Early adoption is permitted. ASU 2025-10 may be applied using either a modified prospective approach, a modified retrospective approach, or a full retrospective approach. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
ASU 2025-09
In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. ASU 2025-09 amends the guidance in ASC 815 to improve and clarify hedge accounting requirements, including changes related to hedge documentation, effectiveness assessments, and the application of hedge accounting to certain risk management activities. The amendments are intended to better align hedge accounting results with an entity’s risk management strategies. ASU 2025-09 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-09 is required to be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

ASU 2025-04
In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for share-based consideration payable to a customer that contains a service-condition vesting feature. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
ASU 2025-03
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company beginning in the first quarter of 2027. Early adoption is permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
ASU 2024-03
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization for each income statement line item that contains those expenses in the notes to financial statements on an annual and interim basis. ASU 2024-03 also requires entities to include certain amounts that are required to be disclosed under existing U.S. GAAP to be included in the disaggregated income statement expense line item disclosures, disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the amount of selling expenses and the entity’s definition of selling expenses. ASU 2024-03 is effective for the Company beginning with the 2027 annual report. Early adoption is permitted. ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Consolidated Financial Statements.
3.    CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains certain cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of March 31, 2026 and December 31, 2025, the Company has not experienced any losses with regards to its cash balances.
The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends and other information. For the three months ended March 31, 2026 and 2025, there was one customer that comprised 18% and 20%, respectively, of the Company’s revenues. Revenue for such customer is included in the Company’s wholesale biomass segment. As of March 31, 2026 and December 31, 2025, such customer comprised 30% and 19%, respectively, of the Company’s gross accounts receivable balance.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.    INVENTORY

Inventory consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Raw Materials	$6,177	$7,001
Work-in-Process	18,102	13,859
Finished Goods	7,258	5,367
Total Inventory	$31,537	$26,227
5.    INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method.
During the three months ended March 31, 2026 and 2025, the Company recorded gain from equity method investments of nil and $40 thousand, respectively. Equity investments are classified as Level 3 investments in the fair value hierarchy. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.
6.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Land	$76,029	$76,029
Buildings	163,038	163,038
Furniture and Fixtures	1,904	1,838
Leasehold Improvements	15,624	15,627
Equipment and Software	11,354	10,728
Construction in Progress	24,034	20,347
Total Property, Plant and Equipment	291,983	287,607
Less Accumulated Depreciation and Amortization	(62,504)	(58,847)
Property, Plant and Equipment, Net	$229,479	$228,760
During the three months ended March 31, 2026 and 2025, the Company recorded depreciation expense of $3.9 million and $3.6 million, respectively. The amount of amortization recognized for finance leases during the three months ended March 31, 2026 and 2025 was $0.2 million in each period. See Note 10 – Leases for further information. During the three months ended March 31, 2026 and 2025, the Company capitalized interest to property and equipment of $0.4 million and nil, respectively.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.     INTANGIBLE ASSETS

Intangible assets consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Definite Lived Intangible Assets
Customer Relationships	$587	$587
Intellectual Property	4,777	4,777
Total Definite Lived Intangible Assets	5,364	5,364
Less Accumulated Amortization	(3,908)	(3,757)
Definite Lived Intangible Assets, Net	1,456	1,607
Indefinite Lived Intangible Assets
Cannabis Licenses	9,970	9,970
Intellectual Property	200	—
Total Indefinite Lived Intangible Assets	10,170	9,970
Total Intangible Assets, Net	$11,626	$11,577
During the three months ended March 31, 2026 and 2025, the Company recorded amortization expense related to intangible assets of $0.2 million in each period.
During the three months ended March 31, 2025, the Company recognized $1.9 million of other than temporary impairment in its cannabis licenses related to its retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition.
The following is the future minimum amortization expense to be recognized as of March 31, 2026 for each of the following years (in thousands):

2026 (Remaining)	$452
2027	470
2028	123
2029	123
2030	123
Thereafter	165
Total Future Amortization Expense	$1,456
8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Accounts Payable	$12,998	$13,715
Accrued Liabilities	19,720	17,933
Accrued Payroll and Related Liabilities	3,049	1,934
Sales Tax and Cannabis Taxes	2,300	2,388
Total Accounts Payable and Accrued Liabilities	$38,067	$35,970
The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of March 31, 2026 and December 31, 2025 was approximately $0.6 million in each period.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.    CONTINGENT SHARES PAYABLE AND EARNOUT LIABILITIES

Activity related to the contingent shares and earnout liabilities consisted of the following (in thousands):

Balance at December 31, 2024	$20,265
Reclassification of Contingent Shares Payable to Additional Paid-In Capital	(20,265)
Balance at March 31, 2025	$—
Contingent Earnout – Camarillo Transaction
During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company was obligated to pay a contingent earnout fee of up to $75 million, payable in Equity Shares, if certain conditions and financial metrics were met. During the quarter ended March 31, 2025, the measurement period concluded, and it was determined that the financial metrics were not met.
Contingent Shares – Camarillo Transaction
As additional consideration for the Option Right, the Company issued 6,500,000 Equity Shares upon the closing of the Camarillo Transaction. The Company allocated the fair value of the Option Right to the assets acquired upon its exercise in September 2021. In addition to the Equity Shares issued for the Option Right, the Company was obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. During the year ended December 31, 2025, the Company issued 500,000 shares related to the contingent payment. The Company is obligated to issue up to an additional 3,000,000 Equity Shares as a contingent payment, which are subject to certain conditions and events. As conditions related to the Equity Shares were expected to be satisfied, in accordance with U.S. GAAP, the Company reclassified the $20.3 million value of the shares from contingent shares payable and earnout liabilities to additional paid-in capital on the Unaudited Condensed Consolidated Interim Balance Sheet during the three months ended March 31, 2025.
10.    LEASES

The following table presents components of lease cost (in thousands):

	Three Months Ended
	March 31,
	2026	2025
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$206	$178
Interest on Lease Liabilities	52	71
Operating Lease Cost	400	649
Short-Term Lease Costs	345	401
Total Lease Expenses	$1,003	$1,299

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Additional information related to the Company’s leases is as follows (in thousands, except lease term and discount rate):

	Three Months Ended
	March 31,
	2026	2025
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$54	$71
Operating Cash Flows from Operating Leases	$403	$638
Financing Cash Flows from Finance Leases	$214	$300

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$—	$48
Recognition of Right-of-Use Assets for Operating Leases	$531	$—

Weighted-Average Remaining Lease Term (Years) - Finance Leases	2	3
Weighted-Average Remaining Lease Term (Years) - Operating Leases	4	6
Weighted-Average Discount Rate - Finance Leases	11.70%	12.01%
Weighted-Average Discount Rate - Operating Leases	13.10%	11.57%
Future minimum lease payments under non-cancelable finance and operating leases as of March 31, 2026 for each of the following years were as follows (in thousands):

	Operating Leases		Finance Leases
	Third Parties	Related Parties	Third Parties	Total
2026 (Remaining)	$1,244	$70	$743	$2,057
2027	1,382	93	825	2,300
2028	762	93	332	1,187
2029	580	93	32	705
2030	548	93	—	641
Thereafter	509	—	—	509
Total Future Minimum Lease Payments	5,025	442	1,932	7,399
Less: Imputed Interest	(1,108)	(123)	(224)	(1,455)
Present Value of Lease Liability	3,917	319	1,708	5,944
Less: Current Portion of Lease Liability	(1,253)	(50)	(799)	(2,102)
Present Value of Lease Liability, Net of Current Portion	$2,664	$269	$909	$3,842
As of March 31, 2026, the Company leases certain business facilities from certain related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The lease terms included in the determination of the operating lease liabilities and future minimum rental payments reflect only the non-cancellable period of the leases and exclude periods covered by options to extend for which the Company is not reasonably certain it will exercise such options. These non-cancellable operating leases require monthly payments ranging from $800 to $25 thousand and expire through November 2032. Certain lease monthly payments related to non-cancellable operating leases may escalate up to 4.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.    NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Notes payable consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Senior Secured Credit Facility	$50,000	$50,000
Convertible Debentures	14,735	16,006
2025 Lompoc Term Loan	2,980	2,990
Greenhouse 2 Equipment Supplier Financing	1,120	—
Total Notes Payable	68,835	68,996
Less: Unamortized Debt Issuance Costs and Loan Origination Fees	(978)	(330)
Net Amount	67,857	68,666
Less: Current Portion of Notes Payable	(38)	(37)
Notes Payable, Net of Current Portion	$67,819	$68,629
Senior Secured Credit Facility
On February 28, 2025, the Company refinanced its Prior Credit Agreement (as defined below) and entered into a new senior secured credit facility for an aggregate principal amount of $50 million maturing on February 28, 2030 (the “Senior Secured Credit Facility,” as amended) with certain U.S.-based commercial banks (together, the “Senior Secured Credit Facility Lender”). The Senior Secured Credit Facility is secured by a first priority lien on the Company’s Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority lien on the rest of the Company’s assets excluding other real estate and is jointly and severally guaranteed by several of the Company’s subsidiaries.
Payments for the first 2 years are interest-only. Principal and interest payments will be made during the last 3 years based on a straight-line amortization of the loan amount over a period of 15 years beginning on April 1, 2027, with a balloon payment of the remainder of the principal due on the maturity date. Interest payments began on April 1, 2025 and will be paid in monthly installments. The Senior Secured Credit Facility has optional and mandatory prepayments. The Company may make optional prepayments to repay the Senior Secured Credit Facility, in whole or in part, subject to paying an applicable premium. Mandatory prepayments include a change in control of the borrower subsidiaries including changes in parent company ownership or certain acquisition or controlling influence over the borrower subsidiaries.
The Senior Secured Credit Facility has a floating interest rate based on the Wall Street Journal’s prime rate, which was 6.75% as of March 31, 2026, plus 1.25%. On February 28, 2025, the Company entered into an interest rate swap agreement with a notional amount of $50 million to convert the variability of cash flows resulting from fluctuations in variable rates to effectively set the interest rate at 8.58%. The interest rate swap agreement expires on February 28, 2030. See Note 12 – Derivative Instruments for more information.
Upon closing, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which is included in restricted cash, net of current portion in the Unaudited Condensed Consolidated Interim Balance Sheet as of March 31, 2026.
The Senior Secured Credit Facility contains a covenant which requires the Company to maintain liquidity in excess of $15 million at all times. The Senior Secured Credit Facility also contains a covenant which requires the Company to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

As of December 31, 2025, the Company was not in compliance with the Fixed-Charge Coverage Ratio financial covenant under its Senior Secured Credit Facility and also experienced certain technical events of default related to administrative and guarantor provisions, none of which related to payment obligations. As a result of these events of default, the lender had the contractual right to declare the related debt immediately due and payable. On March 16, 2026, the Company entered into a First Amendment and Waiver to the Senior Secured Credit Facility pursuant to which the lender waived the financial covenant violation and the related technical events of default. The amendment also suspends testing of the Fixed-Charge Coverage Ratio for the fiscal quarters ending March 31, 2026, June 30, 2026, and September 30, 2026, with covenant testing resuming for the fiscal quarter ending December 31, 2026. As a result of the waiver and covenant suspension, the lender does not have the contractual right to accelerate the debt arising from these events of default for a period greater than twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of March 31, 2026 and December 31, 2025.
Prior Senior Secured Credit Agreement
On December 9, 2021 (the “Prior Senior Secured Closing Date”), the Company entered into a senior secured term loan agreement (the “Prior Credit Agreement,” as amended), for total available proceeds of up to $100 million with funds managed by a U.S.-based private credit investment fund and other participating third-party lenders (together, the “Prior Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Prior Credit Agreement of $50 million.
On February 28, 2025, the Company used proceeds from the Senior Secured Credit Facility to repay the remaining balance of the Prior Credit Agreement term loan in the amount of $40.6 million plus fees and extinguished in its entirety the Company’s obligations under the Prior Credit Agreement. As a result, the Company recognized $0.3 million as a loss on extinguishment of debt in its Unaudited Condensed Consolidated Interim Statement of Operations.
2025 Lompoc Term Loan
On August 4, 2025, the Company entered into a term loan for an aggregate principal amount of $3 million maturing on August 4, 2035 (the “2025 Lompoc Term Loan”) with a U.S.-based bank (the “2025 Lompoc Term Loan Lender”). The 2025 Lompoc Term Loan requires monthly principal and interest payments commencing on September 4, 2025 and has an initial fixed interest rate of 8.5% for the first five years. Beginning September 4, 2030, the loan converts to a variable rate based on the Wall Street Journal prime rate plus 1%, resetting every five years, with a minimum floor rate of 5%. The loan is amortized over 25 years with a balloon payment due at maturity. Proceeds were used to acquire the remaining 76% ownership interest in a property located in Lompoc, California, on August 18, 2025.
The 2025 Lompoc Term Loan is secured by a first-priority deed of trust on the Company’s Lompoc facility and a first priority lien on other assets of the Company excluding other real estate. The loan is jointly and severally guaranteed by several of the Company’s subsidiaries.
The 2025 Lompoc Term Loan includes covenants including a requirement to maintain a minimum debt service coverage ratio of 1.25x, measured annually at the guarantor level, Glass House Brands Inc. As of December 31, 2025, the Company was not in compliance with this financial covenant. As a result, the lender had the contractual right to declare the related debt immediately due and payable. In March 2026, the lender provided a waiver of the financial covenant violation which prevents the lender from exercising its acceleration rights for a period of at least twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of March 31, 2026 and December 31, 2025.
Greenhouse 2 Equipment Supplier Financing
On January 15, 2026, the Company entered into an agreement for the purchase and installation of equipment for Greenhouse 2 with an aggregate purchase price of approximately $4.7 million. The agreement includes a supplier financing arrangement for approximately $4.0 million of the purchase price. The financing bears interest at a rate of 7% and is repayable in ten equal semiannual installments over a five-year period. Payments are expected to commence approximately six months following delivery with the first installment due after installation is complete.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

As of March 31, 2026, the Company has taken delivery of a portion of the equipment and recognized a corresponding financing liability for the delivered portion of approximately $1.1 million. No amounts have been recognized for the remaining equipment, as delivery has not yet occurred. The Company expects the balance of the equipment to be delivered and placed into service during the second quarter of 2026.
Convertible Debentures
On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable semi-annually in arrears until April 15, 2027 (the “Maturity Date”). Interest is payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both at the sole discretion of the Company, based on the 10-day volume-weighted average price (“VWAP”) of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD $1.00 to CAD $1.27.
The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) CAD $4.08.
The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable either in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of March 31, 2026, the balance of $11.0 million and $3.8 million for the Series A Notes and Series B Notes, respectively remain outstanding.
As of March 31, 2026, the scheduled maturities of notes payable for each of the following years were as follows (in thousands):

Principal Payments
2026 (Remaining)	$27
2027	17,822
2028	3,645
2029	3,650
2030	40,876
Thereafter	2,815
Total Future Minimum Principal Payments	$68,835
12.    DERIVATIVE INSTRUMENTS

Assets or liabilities associated with our derivative instruments are recorded at fair value in other assets and other non-current liabilities on our Unaudited Condensed Consolidated Interim Balance Sheets. Gains and losses resulting from changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Unaudited Condensed Consolidated Interim Statements of Operations.
Interest Rate Risk
The Company utilizes an interest rate swap to manage its exposure to variability in future cash flows associated with fluctuations in interest rates on its Senior Secured Credit Facility. This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815. The Company has not designated this contract for hedge accounting.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Company’s interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap. As of March 31, 2026 and December 31, 2025 the interest rate swap fair value is in a liability position due to valuation inputs including projected changes in the forward interest rate curve.
Convertible Debenture Derivatives
The conversion features of the Series A Notes and Series B Notes were previously bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a binomial lattice model that is based on unobservable inputs and were classified as Level 3 fair value measurements in the fair value hierarchy. The Company assessed the conversion and settlement features of the Series A Notes and Series B Notes under ASC 815 and concluded that bifurcation as embedded derivatives is not required.
The following table presents the fair value of the Company’s derivative instruments not designated as hedging instruments (in thousands):

Derivative instrument	Financial Statement Line Item	March 31, 2026	December 31, 2025
Interest Rate Swap	Other Non-Current Liabilities	$(1,244)	$(1,653)
Convertible Debenture Conversion Feature	Other Assets	—	466
Total		$(1,244)	$(1,187)
The following table presents the change in fair value of the Company’s derivative instruments not designated as hedging instruments, including the initial recognition of fair value for the interest rate swap, as reported on the Unaudited Condensed Consolidated Interim Statements of Operations (in thousands):

		Three Months Ended
		March 31,
Derivative instrument	Financial Statement Line Item	2026	2025
Interest Rate Swap	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	$(409)	$1,489
Convertible Debenture Conversion Feature	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	—	244
Total		$(409)	$1,733
13.    SHAREHOLDERS’ EQUITY

As of March 31, 2026 and December 31, 2025, the authorized share capital of the Company was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three-year sunset period that would have expired on June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles of the Company to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).
Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. During the three months ended September 30, 2025, MPB amended and restated its Articles of Incorporation to provide for a new series of Exchangeable Shares that have substantially the same rights and obligations of the existing Exchangeable Shares. Until a holder exchanges its Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though it will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.
Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group, Inc. (“GH Group”) is 200,000 of which 55,000 shares are designated as shares of Series B Preferred Stock (“Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“Series C Preferred”), 15,000 shares are designated as shares of Series D Preferred Stock (“Series D Preferred”) and 80,000 shares are designated as shares of Series E Convertible Preferred Stock (“Series E Convertible Preferred”). The Series B Preferred and Series C Preferred were fully redeemed or converted and are no longer issued and outstanding.
Holders of GH Group Preferred Shares are not entitled to vote, except in connection with any changes to the Certificate of Incorporation or the Bylaws of GH Group that adversely affect the powers, preferences, privileges or rights of such GH Group Preferred Shares. Except as provided in the foregoing sentence, the Series B, Series C and Series D Preferred do not carry any voting rights and are not convertible. Except as provided above, the Series E Convertible Preferred do not carry any voting rights, except for limited protective provisions, and are convertible.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to its stockholders, in the following order of priority and before any payment shall be made to the holders of GH Group Common Stock: (i) Series B Preferred, (ii) Series C Preferred, (iii) Series D Preferred and (iv) Series E Convertible Preferred. GH Group may redeem the GH Group Preferred Shares from a holder, in whole or in part, only after certain trigger events described below have occurred, and the redemption price will equal the liquidation value plus any accrued, unpaid and accumulated dividends.
The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc. (the “Equity Shares”), resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time until the fifth anniversary of the original issuance after the earlier of the following trigger events have occurred: (a) (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange, or (b) certain change of control events. Upon redemption, holders will receive the liquidation value plus any accrued, unpaid and accumulated dividends.
The Series B Preferred and the Series C Preferred carried a 20% cumulative dividend rate, which increased by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. The Series E Convertible Preferred carry a 12% cumulative dividend rate. Dividends accrue in arrears annually and are payable in cash quarterly if and when declared by GH Group’s board of directors.
There were 15,000 shares of Series D Preferred issued and outstanding as of March 31, 2026 and December 31, 2025; and there were 77,500 shares of Series E Convertible Preferred issued and outstanding as of March 31, 2026 and December 31, 2025. In accordance with the provisions above, the Company recorded dividends to the holders of GH Group Preferred Shares in the amount of $2.9 million and $4.6 million for the three months ended March 31, 2026 and 2025, respectively.
At-The-Market Program
The Company commenced an at-the-market distribution program (the “ATM Program”) in December 2024 by means of a prospectus supplement dated December 2, 2024 (the “Prospectus Supplement’) to its short form base shelf prospectus dated May 16, 2024 (the “Shelf Prospectus”) with the securities regulatory authorities in all provinces and territories of Canada in connection with the ATM program. The ATM Program is subject to and governed by the terms of an equity distribution agreement dated November 13, 2024 (the “Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, the Company may from time to time sell up to $25 million of its Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the ATM Program.
Share and Equity Transactions
During the three months ended March 31, 2026, the Company issued 2,086,737 Equity Shares under the ATM Program at an average price of $8.98 per share for gross proceeds of $18.7 million. The Company received net proceeds of $18.4 million after paying commissions of $0.4 million to the sales agent for the ATM Program. The share issuance costs have been presented net within additional paid-in capital.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
On August 8, 2025, the Company entered into agreements with the minority members of SBDANK, LLC (“SBDANK”), pursuant to which the Company acquired the remaining 49% noncontrolling interest in SBDANK. The agreements resulted in the Company obtaining 100% ownership of SBDANK. As consideration for the acquisition, the Company issued 248,829 Equity Shares to the former minority members of SBDANK.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the Equity Shares.
The Company recorded income attributable to a non-controlling interest during the three months ended March 31, 2026 and 2025 of $126 thousand and $52 thousand, respectively.
Variable Interest Entity
The table below summarizes information for entities that primarily hold real estate assets used in the Company’s operations. The Company has concluded these entities to be VIEs as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.
The aggregate balances of VIEs included in the accompanying Unaudited Condensed Consolidated Interim Balance Sheets and Unaudited Condensed Consolidated Interim Statements of Operations were as follows below as of and for the three months ended March 31, 2026 (in thousands):

March 31, 2026
Current Assets	$863
Non-Current Assets	7,217
Total Assets	$8,080

Current Liabilities	$—
Non-Current Liabilities	—
Total Liabilities	$—

Revenues, Net	$168
Net Income Attributable to Non-Controlling Interest	$126
14.    SHARE-BASED COMPENSATION AND EMPLOYEE BENEFIT PLAN

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. During the Company’s annual and special meeting of the shareholders held on June 20, 2025, disinterested shareholders approved a second amended and restated equity incentive plan (the “Second Amended Incentive Plan”) for purposes of instituting a one-time fixed increase to the rolling 10% share reserve to give effect to the number of shares issuable under the market-based restricted stock units as discussed below.
The Second Amended Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Second Amended Incentive Plan (unless the Second Amended Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Stock Options
A reconciliation of the beginning and ending balance of stock options outstanding was as follows:

	Number of Stock Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2025	179,327	$3.10
Exercised and Forfeited	(157,256)	3.12
Outstanding as of March 31, 2026	22,071	3.08
As of March 31, 2026 and December 31, 2025, options vested and exercisable were 22,071 and 179,327, respectively. As of March 31, 2026, options outstanding had a weighted-average remaining contractual life of 0.25 years.
Restricted Stock Units
A reconciliation of the beginning and ending balance of restricted stock units outstanding was as follows:

Number of Restricted Stock Units
Unvested as of December 31, 2025	5,326,867
Granted	27,811
Vested	(598,402)
Unvested as of March 31, 2026	4,756,276
During the three months ended March 31, 2026 and 2025, the Company recognized $3.7 million and $2.1 million, respectively, in stock-based compensation related to restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Consolidated Interim Statements of Operations. The fair value of the restricted stock units granted was determined using the value of the Equity Shares at the date of grant.
Market-Based Performance Restricted Stock Units
The Company’s market-based performance restricted stock units vest contingent upon the achievement of pre-determined market and service conditions. If market conditions are not met but service conditions are met, the market-based performance restricted stock units will not vest; however, any compensation expense that was recognized to date will not be reversed. The Company amortizes the fair value of market-based performance restricted stock units over the requisite service period and recognizes compensation cost on a straight-line basis over the service period. The number of Equity Shares, if any, to be issued for these awards is determined based on the achievement of specific share price targets during the performance period, as measured by the volume weighted average price over the 90 trading days ending on the last day of a fiscal quarter. The time-based vesting occurs on the third anniversary of the grant date and requires the participant to remain in the eligible service of the Company through that time. Awards that vest prior to the fourth anniversary of the grant date will settle out 50% on the fourth anniversary of the grant date, and 50% on the fifth anniversary of the grant date. Any additional awards that vest between the fourth and fifth anniversary of the grant date will settle 100% on the fifth anniversary of the grant date.
The fair value of the market-based restricted performance stock units is determined using the Monte-Carlo simulation.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

There were no market-based restricted performance stock units granted during the three months ended March 31, 2026. As of March 31, 2026, a maximum number of 3,000,000 granted and unvested market-based restricted performance stock units could potentially vest.
During the three months ended March 31, 2026, the Company recognized $0.5 million in stock-based compensation related to market-based performance restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Consolidated Interim Statements of Operations.
Team Member Shareholder Participation Program
In December 2025, the Company’s Board of Directors approved the Team Member Shareholder Participation Program (the “TMSPP”) under the Company’s existing equity incentive plan. Eligible employees may receive unrestricted Equity Shares as consideration for services rendered. Under the terms of the TMSPP, eligible participating employees earn an annual award equal to approximately 5% of their gross base compensation for the applicable year. The number of Equity Shares issued is determined in the subsequent year based on the value of the award divided by a VWAP of the Company’s Equity Shares over a specified period prior to the issuance date.
As the awards are based on a fixed monetary value that is settled in a variable number of Equity Shares, the awards are classified as liability awards until settlement. Stock-based compensation expense is recognized over the requisite service period, which represents the period in which employees earn the award and satisfy the service condition. The liability is remeasured at each reporting date until settlement, with changes in value recognized in stock-based compensation expense. Upon issuance of shares, the liability is reclassified to equity.
During the three months ended March 31, 2026 and 2025, the Company recognized $0.3 million and nil, respectively, in stock-based compensation related to the TMSPP and was included as a component of general and administrative expense in the Unaudited Condensed Consolidated Interim Statements of Operations.
As of March 31, 2026, the Company recorded a liability of approximately $0.3 million related to the TMSPP, which is included in accounts payable and accrued liabilities in the Unaudited Condensed Consolidated Interim Balance Sheet.
Stock Appreciation Right Units
The Company has authorized and issued certain stock appreciation rights (“SARs”) which are issued to various employees of the Company. SARs vested 33% one year after the grant date and the remaining 67% vested monthly over two years. Vested and exercised SARs will receive cash in the amount of SARs exercised multiplied by the excess of the fair market value of an Equity Share as of the exercise date over the stated strike price of the SAR. As SARs are cash-settled, the Company recognizes the value of SARs as liabilities which are included in accounts payable and accrued liabilities in the Unaudited Condensed Consolidated Interim Balance Sheets. As of March 31, 2026 and December 31, 2025, the Company recorded a liability of nil and $17 thousand, respectively.
A reconciliation of the beginning and ending balance of the SARs outstanding was as follows:

Number of Stock Appreciation Rights Units
Outstanding as of December 31, 2025	2,922
Exercised	(974)
Forfeited	(1,948)
Outstanding as of March 31, 2026	0
During the three months ended March 31, 2026 and 2025, the Company recognized $(5) thousand and $(37) thousand, respectively, of expense related to the SARs.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Warrants
A reconciliation of the beginning and ending balance of warrants outstanding was as follows:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding as of December 31, 2025	43,221,659	$9.68
Exercised	(380,000)	5.00
Outstanding as of March 31, 2026	42,841,659	9.72
The following table summarizes the warrants that remained outstanding as of March 31, 2026:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	5.00	August 2027	9,407,159	9,407,159
Equity Shares	6.00	August 2028	2,770,000	2,770,000
			42,841,659	42,841,659
As of March 31, 2026, warrants outstanding had a weighted-average remaining contractual life of 0.65 years.
Subsequent to March 31, 2026, the Company announced that it has delivered a notice of redemption, dated April 28, 2026, with respect to warrants outstanding under the Warrant Agency Agreement (as defined below). See to Note 20 – Subsequent Events for further discussion.
Defined Contribution Plan
The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code for eligible employees. Beginning in fiscal year 2025, the Company began matching employee contributions to the plan at a specified percentage of employee contributions.
Employer matching contributions are recognized as compensation expense in the period in which the contributions are made. During the three months ended March 31, 2026 and 2025, the Company recognized $66 thousand and nil, respectively, of expense related to employer contributions under the plan.
15.    LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share (in thousands, except share and per share data):

	Three Months Ended
	March 31,
	2026	2025
Net Loss Attributable to the Company	$(17,132)	$(10,060)
Less: Dividends and Increase in Redemption Values of GH Group Preferred Shares	(2,888)	(4,577)
Adjusted Net Loss Attributable to the Company	$(20,020)	$(14,637)

Weighted-Average Shares Outstanding - Basic	87,122,436	81,144,495
Weighted-Average Shares Outstanding - Diluted	87,122,436	81,144,495

Loss Per Share - Basic	$(0.23)	$(0.18)
Loss Per Share - Diluted	$(0.23)	$(0.18)

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

For the three months ended March 31, 2026 and 2025, diluted loss per share was the same as basic loss per share as the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures were anti-dilutive.
The following common equivalent shares were excluded from the loss per share - diluted calculation because their inclusion would have been anti-dilutive:

	For the Three Month Loss Per Share
	As of March 31,
	2026	2025
Stock Award Plans	7,811,752	7,267,045
Warrants	42,841,659	44,384,041
Convertible Preferred Shares	77,500	—
Convertible Debentures	2,049,969	3,373,253
Total	52,780,880	55,024,339
Net loss attributable to the Company is adjusted for dividends and various other adjustments as defined in ASC 260, Earnings Per Share. After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the potential issuance of shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures are antidilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes shares related to stock-based award plans, warrants, contingent shares, convertible preferred shares and convertible debentures that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible preferred shares and convertible debentures.
16.    PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consisted of the following (in thousands):

	Three Months Ended
	March 31,
	2026	2025
Current:
Federal	$3,032	$2,902
State	26	26
Total Current	3,058	2,928

Deferred:
Federal	—	—
State	—	—
Total Deferred	—	—
Total Provision for Income Taxes	$3,058	$2,928
The Company has used a discrete effective tax rate method to calculate taxes for the three months ended March 31, 2026 and 2025. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three-month periods ended March 31, 2026 and 2025.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

As the Company operates in the legalized cannabis industry, it is subject to the limits of Internal Revenue Code (“IRC”) Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct certain expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, whereas the Company deducts all operating expenses on its state tax returns for which there is no comparable provision of Section 280E under the California Revenue and Taxation Code.
Based on legal interpretation, it is the Company’s position that it does not owe taxes attributable to the application of Section 280E. Additionally, the Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740, Income Taxes, due to the evolving interpretations of Section 280E. The Company included in the balance of total unrecognized tax benefits as of March 31, 2026 and December 31, 2025 a potential benefit of $34.8 million and $31.7 million, respectfully, that if recognized, would impact the effective tax rate on income from operations related to its tax positions based on legal interpretations that challenge the Company’s tax liability under Section 280E. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.
The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may, from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.
As of March 31, 2026, the Company’s federal tax returns since 2020 and state tax returns since 2019 are still subject to adjustment upon audit. The 2019 federal tax return of Natural Healing Center LLC (pre-acquisition) is currently under IRS examination. No other tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.
On April 23, 2026, the U.S. Department of Justice and the Drug Enforcement Administration issued an order placing FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III. See to Note 20 – Subsequent Events for further discussion.
One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”) (Public Law 119-21), a comprehensive tax reform and spending reconciliation bill. The legislation includes several significant business-tax provisions, notably affecting Sections 163(j), 168(k) (Bonus Depreciation), 179, and 174 of the Internal Revenue Code. The provisions most beneficial to the Company relate to the limitation on business interest expense under Section 163(j) and Bonus Depreciation for qualified property.
The OBBBA restores the more generous interest deduction limitation under Section 163(j) that had applied from 2018 through 2021. Under this amendment, the limitation is permanently based on EBITDA, rather than earnings before interest and taxes (“EBIT”). Beginning with tax years starting after December 31, 2024, taxpayers may again add back depreciation and amortization in computing adjusted taxable income for purposes of Section 163(j).
Additionally, for taxable years beginning after December 31, 2025, the OBBBA clarifies that any capitalized interest, other than amounts capitalized under Sections 263(g) and 263A(f), is treated as interest subject to the Section 163(j) limitation.
The OBBBA also revives and permanently extends 100% bonus depreciation under Section 168(k) for qualified property acquired and placed in service on or after January 20, 2025. Qualified property generally includes tangible personal property with a recovery period of 20 years or less and qualified improvement property (“QIP”). Property is treated as acquired when a written binding contract is entered into to acquire the property. Property placed in service prior to January 20, 2025 remains eligible for 40% bonus depreciation.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Company has incorporated the applicable income-tax effects of OBBBA in its income tax provision for the three months ended March 31, 2026 and for the year ended December 31, 2025. The impact primarily reflects the reinstatement of the EBITDA-based limitation under Section 163(j), which increased the amount of deductible interest expense for the period. The Company also updated its deferred tax balances to reflect the enacted changes under OBBBA.
Management will continue to monitor the implementation of the OBBBA and evaluate any additional impacts on the Company’s deferred tax balances and effective tax rate.
17.    COMMITMENTS AND CONTINGENCIES

Contingencies
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licenses and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company was in compliance with applicable local and state statutes, regulations, and ordinances as of March 31, 2026 and December 31, 2025, cannabis laws and regulations continue to evolve and are subject to differing interpretations. Further, cannabis remains a Schedule I controlled substance and is illegal under U.S. federal law, which may result in federal enforcement actions. As a result, the Company may be subject to regulatory fines, penalties, restrictions or the risk of asset seizure in the future.
Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2026 and December 31, 2025, there were no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.
Element 7 Transaction and Litigation
On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against Element 7 CA, LLC (“E7”) and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements. Through the process of litigation, on September 19, 2023, E7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where E7 agreed to pay GH Group $2.9 million to settle the Element 7 Proceeding; provided, that if E7 paid GH Group $1.9 million by December 15, 2023, then E7 would have been entitled to a credit of $1.0 million towards the $2.9 million payment. In addition, E7 would retain ownership of its cannabis retail licenses.
E7 failed to pay GH Group $1.9 million by December 15, 2023, and it also failed to subsequently pay GH Group the $2.9 million that was due under the Element 7 Settlement.
On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against E7 for the amount of $2.9 million in favor of GH Group.
On November 19, 2024, C and H Holdings (“C and H”) filed a breach of contract claim among other claims against E7 and other E7 related entities (“C and H Lawsuit”). In addition, C and H requested that the court appoint a receiver for E7 so that the assets could be used to satisfy C and H’s claims under its loan agreement with E7 and the related E7 entities that were included in the lawsuit. C and H also named GH Group in the lawsuit to prevent GH Group from satisfying its judgment against E7.
GH Group opposed the C and H Lawsuit. On April 30, 2025, the court dismissed the lawsuit against GH Group.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On October 30, 2025, GH Group assigned its judgment against Element 7 to NUG Inc. (“NUG”) in exchange for a firm commitment buying agreement whereby NUG agreed to purchase from GH Group a certain amount of its CPG products until such time as NUG purchased either (x) net revenue in excess of $7.2 million or (y) realized net profits in excess of $1.4 million. For purposes of calculating such amounts, NUG shall receive credit for all qualifying purchases made by NUG on or after November 1, 2024.
Catalyst Litigation
The Company was the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements made by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70% to 80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes.
The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med” doing business as Catalyst Cannabis Co.), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California’s Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in the United States and has purposefully structured its business to profit from the illicit market. The Company has categorically denied all such allegations and asserted affirmative defenses.
On May 20, 2024, the Company voluntarily dismissed without prejudice the defamation lawsuit against the Catalyst Defendants.
On June 25, 2024, the Superior Court of California (Los Angeles County) dismissed the lawsuit filed by Discount Med against the Company for unfair competition. The Court granted Glass House’s motion for judgment on the pleadings with prejudice. On July 15, 2024, the Court entered a judgment in Glass House’s favor, awarding costs against the plaintiff and concluding the case.
On August 7, 2024, Discount Med filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend. On February 9, 2026, Discount Med voluntarily filed a request for dismissal as to the Company, which the Court granted on February 10, 2026. The matter was remitted to the state court for entry of a judgment.
18.    RELATED PARTY TRANSACTIONS

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provided for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the three months ended March 31, 2026 and 2025 was nil and $93 thousand, respectively. On August 18, 2025, the Company acquired the remaining 76% undivided ownership interest in the property located in Lompoc, California. This acquisition eliminates future related party rent expense associated with this property.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, was renewed for five years starting on January 1, 2025. It provides for a base rent of $93 thousand, increasing annually by the greater of three percent or the CPI, capped at five percent. Rent expense for the three months ended March 31, 2026 and 2025 was $37 thousand and $20 thousand, respectively.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment is $144 thousand and increasing three percent per annum thereafter. Related party rent expense for the three months ended March 31, 2026 and 2025 was $39 thousand and $36 thousand, respectively.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand to the Kazan Trust, increasing three percent per annum thereafter. Rent expense for the three months ended March 31, 2026 and 2025 was $10 thousand and $9 thousand, respectively.
2000 De La Vina LLC, a company partially owned by executives and board members of the Company, entered into two leases with subsidiaries of the Company. Both leases commenced in July 2022 and have ten-year terms. The first lease provides for initial annual base rent of $60 thousand, increasing three percent annually thereafter, and the second lease provides for initial annual base rent of $180 thousand, increasing three percent annually thereafter. The first lease terminated in 2025 in connection with the sale of the underlying property. Subsequent to the termination of the lease during 2025, the Company entered into an agreement to settle its remaining lease obligations through a negotiated termination payment. Rent expense for the three months ended March 31, 2026 and 2025 was $49 thousand and $60 thousand, respectively. Termination payments for the three months ended March 31, 2026 was $27 thousand.
5042 Real Estate Investment, LLC, a company partially owned by an executive and board member of the Company, owns an undivided tenancy-in-common interest in a property leased to a subsidiary of the Company. The lease, which commenced in August 2022 and has a ten-year term, provides for an initial annual base rent payment of $222 thousand to 5042 Real Estate Investment, LLC, increasing three percent per annum thereafter. Rent expense for the three months ended March 31, 2026 and 2025 was $61 thousand and $55 thousand, respectively.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended March 31, 2026 and 2025 were $53 thousand and $35 thousand, respectively.
Jon A. Neu Insurance
Jon A. Neu Insurance, an entity majority owned by Beach Front Properties LLC, provides insurance brokerage services to the Company. During the three months ended March 31, 2026 and 2025, the Company recognized insurance brokerage expense relating to services provided by Jon A. Neu Insurance of approximately $82 thousand and $150 thousand, respectively.
Preferred Mezzanine Equity Transactions
Certain executive officers and directors of the Company hold preferred equity interests in GH Group, Inc., a consolidated subsidiary of the Company. During the three months ended March 31, 2026 and 2025, related-party holders received preferred dividends totaling approximately $0.5 million and $0.3 million, respectively, which were paid on a pro rata basis in accordance with the contractual terms applicable to all preferred stockholders. All preferred share issuances, conversions, redemptions, and dividend payments involving related-party holders were completed on the same terms and conditions as those applicable to non-related-party preferred stockholders. No preferential rights or special arrangements were provided to related-party holders.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.    SEGMENT INFORMATION

During the three months ended March 31, 2026, the Company updated the measure of segment income (loss) reviewed by the Company’s CODM to include an allocation of certain corporate expenses to the Company’s reportable segments. This update reflects changes in the internal financial information regularly reviewed by the CODM for purposes of evaluating segment performance and allocating resources. Accordingly, prior period segment information has been recast to conform to the current period presentation.
Operations by reportable segment for the three months ended March 31, 2026 were as follows (in thousands):

	Three Months Ended March 31, 2026
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$11,905	$23,973	$4,637	$—	$40,515
Cost of Goods Sold	5,940	21,371	3,188	—	30,499
Gross Profit	5,965	2,602	1,449	—	10,016
Operating Expenses:
General and Administrative	4,754	3,810	1,317	7,069	16,950
Sales and Marketing	434	18	70	7	529
Professional Fees	—	719	10	2,136	2,865
Depreciation and Amortization	365	3,166	263	228	4,022
Income (Loss) from Operations	412	(5,111)	(211)	(9,440)	(14,350)
Other (Income) Expense:
Interest Expense	26	722	66	481	1,295
Gain on Change in Fair Value of Derivative Asset and Liability	—	(409)	—	—	(409)
Other (Income) Expense, Net	(77)	14	6	(1,231)	(1,288)
Total Other (Income) Expense Net	(51)	327	72	(750)	(402)
Income (Loss) Before Income Taxes	$463	$(5,438)	$(283)	$(8,690)	$(13,948)
Total Assets as of March 31, 2026	$17,794	$259,966	$16,595	$30,998	$325,353

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the three months ended March 31, 2025 were as follows (in thousands):

	Three Months Ended March 31, 2025
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$11,788	$28,283	$4,747	$—	$44,818
Cost of Goods Sold	6,135	15,092	3,526	—	24,753
Gross Profit	5,653	13,191	1,221	—	20,065
Operating Expenses:
General and Administrative	4,585	3,906	1,146	5,446	15,083
Sales and Marketing	453	133	96	5	687
Professional Fees	1	135	16	1,516	1,668
Depreciation and Amortization	370	3,028	191	248	3,837
Impairment Expense for Intangible Assets	—	—	—	1,900	1,900
Income (Loss) from Operations	244	5,989	(228)	(9,115)	(3,110)
Other (Income) Expense:
Interest Expense	35	423	5	1,813	2,276
Interest Income	—	(288)	—	—	(288)
Gain on Equity Method Investments	—	—	—	(40)	(40)
Loss on Change in Fair Value of Derivative Asset	—	1,489	—	244	1,733
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	(95)	(95)
Loss on Extinguishment of Debt	—	—	—	292	292
Other (Income) Expense, Net	(82)	176	—	(2)	92
Total Other (Income) Expense Net	(47)	1,800	5	2,212	3,970
Income (Loss) Before Income Taxes	$291	$4,189	$(233)	$(11,327)	$(7,080)
Total Assets as of December 31, 2025	$18,411	$249,120	$17,631	$33,395	$318,557

20.    SUBSEQUENT EVENTS

Strategic Retail Arrangement with Vireo Growth Inc.
On April 9, 2026, Glass House Brands Inc. entered into certain agreements with Vireo Growth Inc. (“Vireo”) to form a retail-focused strategic arrangement (the “Retail Joint Venture”) to acquire and operate cannabis dispensaries in California.
The arrangement with Vireo contemplates that, subject to regulatory approvals and other closing conditions, the parties will contribute their respective California dispensary operations to the Retail Joint Venture in exchange for equal ownership interests. The arrangement also includes call and put rights between the parties that become exercisable after five years.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

As of March 31, 2026, no assets or liabilities have been contributed and the Retail Joint Venture has not commenced operations.
Department of Justice and Drug Enforcement Administration Rescheduling Order
On April 23, 2026, the U.S. Department of Justice and the Drug Enforcement Administration issued an order (the “Rescheduling Order”) placing FDA-approved marijuana products and marijuana products regulated by a qualifying state-issued medical marijuana license in Schedule III. Marijuana products sold for adult-use recreational purposes remain classified as Schedule I controlled substances. On May 6, 2026, the Company announced that it had submitted applications to register certain California-licensed medical cannabis operations with the U.S. Drug Enforcement Administration pursuant to the expedited registration pathway established by the Rescheduling Order. The Company is continuing to evaluate the potential impact of the Rescheduling Order on its financial statements, including its tax positions.
Warrant Redemption Notice
On April 28, 2026, the Company announced that it has delivered a notice of redemption, dated April 28, 2026, with respect to warrants (the “Warrants”) outstanding under the warrant agency agreement, dated May 13, 2019, between the Company and Odyssey Trust Company, as amended (the “Warrant Agency Agreement”).
As of April 28, 2026, there were 30,664,500 Warrants outstanding, each exercisable for one equity share (each, a “Share”) of the Company at an exercise price of US$11.50 per Share. The outstanding Warrants will be redeemed on May 28, 2026 in accordance with Section 3.4 (1) of the Warrant Agency Agreement at a redemption price of 0.011826 Shares per Warrant (the “Redemption Shares”). If the Company had not taken any action, the outstanding Warrants would have expired on June 29, 2026.
The last reported sales price of the Shares on the trading day immediately preceding the notice of redemption was $10.46.
No fractional Shares will be issued upon redemption of the Warrants and the number of Shares delivered to each holder of Warrants on the Redemption Date will be rounded down to the nearest whole number.
If a holder of Warrants wishes to exercise its warrants, it must do so in accordance with the terms thereof prior to 5:00 PM (Toronto time) on the business day immediately preceding the Redemption Date. On and after the Redemption Date, holders of Warrants shall have no further rights except to receive Redemption Shares in accordance with the Warrant Agency Agreement.
At-The-Market Program
The Company has entered into an equity distribution agreement (the “Equity Distribution Agreement”) with ATB Cormark Capital Markets, pursuant to which, the Company may from time to time sell up to $50 million of its Equity Shares in an at-the-market distribution program (the “2026 ATM Program”). The Company currently intends to use net proceeds of the 2026 ATM Program, if any, for cultivation expansion and/or general corporate purposes as well as potential acquisitions that may be identified in the future. The Company views its ATM programs as long term sources of potential capital to be accessed on an opportunistic basis, rather than servicing an immediate need.
Launch of the 2026 ATM Program is subject to the approval of CBOE Canada, the delivery of customary closing deliverables and the filing of a prospectus supplement to the Company’s base shelf prospectus dated May 16, 2024.
Since the Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the Equity Distribution Agreement.
Sales of Equity Shares, if any, under the 2026 ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, as sales made directly on CBOE Canada or any other recognized Canadian “marketplace” within the meaning of National Instrument 21-101 Marketplace Operation.